FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	Takeda Announces FY2019 Key Performance Indicators Aligned with Shareholder Value Creation and Focused on Successful Integration

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 31, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Takeda Announces FY2019 Key Performance Indicators
Aligned with Shareholder Value Creation and Focused on Successful Integration

Osaka, JAPAN, July 31, 2019 --- Takeda Pharmaceutical Company Limited (Takeda) (TSE: 4502/NYSE: TAK) today announces that the Takeda Board of Directors has approved key performance indicators (KPIs) to be included in both the company’s short-term and long-term incentive plans for fiscal year 2019, as well as a Special Integration plan designed to promote the successful integration of Shire. The KPIs are designed to align rewards for the CEO, the other senior executives comprising the Takeda Executive Team, as well as key leaders and employees with critical measures of success that focus on the company’s business priorities including the successful integration of Takeda and Shire. Takeda’s fiscal year 2019 KPI framework reflects the feedback received from extensive discussions with shareholders in the first six months following the closing of Takeda’s acquisition of Shire. This KPI framework also aligns with the external guidance framework announced at the beginning of the 2019 fiscal year.

The KPIs included in the short-term and long-term incentive plans were carefully considered by Takeda’s management team and the compensation committee before being approved by the Board of Directors on July 31, 2019. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. It is important to note that the short-term incentive plan extends beyond the Takeda Executive Team to over 21,000 employees globally -- uniting leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders. Further, The Takeda Compensation Committee has authorization from the Board of Directors to exercise negative discretion on the approval of variable compensation for the CEO and the other members of the Takeda Executive Team.

SHORT-TERM INCENTIVE PLAN
Takeda’s short-term incentive (STI) framework aligns rewards with key measures of success over a one-year basis. For the CEO, fiscal 2019 performance is based 100% on corporate KPIs. The short-term incentive award for other members of the Takeda Executive Team, is based on 75% corporate KPIs and 25% divisional KPIs.

STI Structure	CEO	Takeda Executive Team
Corporate KPIs	100%	75%
Division KPIs	0%	25%

We structured the incentive program in this manner so that the program participants have a clear line of sight to both company and divisional results targets in order to create value for our shareholders.

For fiscal 2019, the Takeda Board of Directors approved the following KPIs for the STI plan: underlying revenue, underlying core operating profit and underlying core earnings per share (EPS). These KPIs were selected because they measure achievement on near-term goals, the integration of Shire and Takeda’s transformation into a leading global biopharmaceutical company.

Metric	Weight	Rationale
Underlying Revenue	30%	Key indicator of growth, including pipeline delivery Important measure of success within the industry
Underlying Core Operating Profit	40%	Measure of margin achievement while ensuring expense discipline Reflects synergy capture Communicated to shareholders as a key measure of Takeda success post Shire acquisition
Underlying Core EPS	30%	Aligns participants with shareholders Communicated to shareholders as a key measure of Takeda success post Shire acquisition

The target goals for the annual short-term KPIs are based on the Board approved annual company budget.

The program is designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the incentive plan targets. Conversely, if Takeda does not achieve our targets, participants will receive a below target payout. If performance is below threshold, even by 0.01%, participants would receive a 0% payout for that KPI. The maximum payout participants can receive under the plan is 200% of target. The chart below summarizes the 2019 KPI metrics and performance ranges for the short-term incentive plan:

	Performance Goal as a Percentage of Target		STI Payout as a Percentage of Target
Metric	Threshold	Maximum	Threshold	Maximum
Underlying Revenue	97%	105%	40%	200%
Underlying Core Operating Profit	95%	115%	50%	200%
Underlying Core EPS	95%	115%	50%	200%

LONG-TERM INCENTIVES
The long-term incentive (LTI) framework aligns the Takeda Executive Team with the long-term strategy and shareholder returns while promoting the retention of critical executive talent. Beginning in fiscal 2019, 60% of the LTI program will be delivered in the form of performance shares and 40% in time-based restricted stock units. Performance shares will be earned based on financial performance, strategic pipeline objectives and stock price performance relative to peers.

For 2019, Takeda’s Board of Directors approved the following KPIs for the LTI plan: 3-year accumulated underlying revenue, point in time underlying core operating profit margin (at end of 3-year performance period), total 3-year accumulated free cash flow, non-financial pivotal study start performance and 3-year relative total shareholder return (TSR). These KPIs were selected because they measure our achievement on longer-term goals and focus participants on sustained performance during and after the integration of Shire.

Metric	Weight	Rationale
3-year Accumulated Underlying Revenue	25%	Aligns with investor expectations Focuses participants on continued growth and pipeline delivery Important measure of success within the industry
Point in time Core Operating Profit Margin (at end of performance period)	25%	Measures quality of the earnings over the performance period High shareholder expectation for strong earnings growth
3-year Accumulated Free Cash Flow	25%	Focuses participants on cash generation and paying down debt following the Shire acquisition
Pivotal Study Start	25%	Reflects future strength of Takeda’s overall performance through delivery of innovative research and development programs Underscores our commitment to patients
3-year Relative TSR	Modifier +/-20%	Aligns payout from our performance share plan with the shareholder experience Only applies if absolute TSR is positive.

The target goals for the financial metrics in the performance share plan are based on the Board approved annual company budget. Similar to the STI plan, Takeda’s LTI plan is designed to reward participants for delivering strong results if incentive plan targets are exceeded. The maximum payout participants can achieve under the plan is 200% of target. If performance is below threshold, even by 0.01%, participants would receive a 0% payout for that KPI. The chart below summarizes our KPI metrics and performance ranges for fiscal 2019 - 2021 performance share plan:

	Performance Goal as a Percentage of Target		LTI Payout as a Percentage of Target
Metric	Threshold	Maximum	Threshold	Maximum
3-year Accumulated Underlying Revenue	96%	105%	50%	200%
Point in time Core Operating Profit Margin	93%	107%	50%	200%
3-year Accumulated Free Cash Flow	90%	115%	50%	200%
Pivotal Study Start*	0	0	0%	200%
*We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.

After measuring performance under the financial and non-financial metrics outlined above, Takeda will assess the Total Shareholder Return (TSR) performance relative to our compensation peer group as a metric in the performance share plan for fiscal 2019.

Takeda Compensation Peer Group
U.S. Peer Company	Non-U.S. Peer Company
Abbvie	AstraZeneca (UK)
Celgene	GlaxoSmithKline (UK)
Amgen	MERCK (Germany)
Bristol-Myers Squibb	Novartis (Switzerland)
Eli Lilly	Roche (Switzerland)
Gilead Sciences	Sanofi (France)
Johnson & Johnson	Astellas (Japan)
Merck & Co
Pfizer

Relative TSR can modify the final LTI payout by 20 percentage points. If absolute TSR performance is negative but Takeda outperforms our peers, a positive adjustment would not be made to the performance share payout factor. The chart below is the TSR goal for the fiscal 2019 - 2021 performance cycle:

Percentile Rank	Modifier
80th and Above	+20%
60th to 79th	+10%
40th to 59th (median)	No adjustment
20th to 39th	-10%
19th and Below	-20%

SPECIAL INTEGRATION LTI PLAN
As previously disclosed, Takeda will grant a special integration LTI award to the Takeda Executive Team. This share-based award will focus participants on the achievement of key integration milestones over the next three years. Takeda’s Board of Directors approved three financial KPIs to measure the success of the integration in each of the next three fiscal years: operating expense, integration costs and net debt to adjusted EBITDA ratio.

Metric	Weight	Rationale
FY 2019 - 2021 operating expense	33.3%	Provides direct line of sight to encourage the business to manage expenses during integration to help deliver our margin commitments
FY 2019 - 2021 integration costs	33.3%	Maintains a sharp focus on managing one-time integration costs
Point in time net debt to adjusted EBITDA ratio	33.3%	Supports our commitment to shareholders to drive down our net debt to adjusted EBITDA ratio meaningfully during the first three to five years post Shire acquisition

The KPIs for the special LTI program are based on internal forecasts for each measure. The maximum payout participants can achieve under the plan is 200% of target. If Takeda’s performance is at or below threshold, even by 0.01%, participants would receive a 0% payout for that KPI. The KPIs under the special LTI program focus on expense management and, as such, lower expenses, costs and ratios that reflect stronger performance would result in an above target payout. The chart below summarizes the KPI metrics and performance ranges for the special integration LTI plan:

	Performance Goal as a Percentage of Target		Special Integration LTI Payout as a Percentage of Target
Metric	Threshold	Maximum	Threshold	Maximum
FY 2019 - 2021 operating expense	105%	90%	0%	200%
FY 2019 - 2021 integration costs	105%	90%	0%	200%
Point in time net debt to adjusted EBITDA ratio	105%	90%	0%	200%

The incentive programs approved by the Board of Directors for fiscal 2019 reinforce Takeda’s commitment and strategy as a global, values-based, R&D-driven biopharmaceutical leader. Each component of the incentive plans plays an important role in motivating and rewarding our employees for key achievements and milestones that offers shareholder value.

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About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.
For more information, visit https://www.takeda.com.

Contacts

Investor Relations Takashi Okubo, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice
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Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as targets, plans, believes, hopes, continues, expects, aims, intends, ensures, will, may, should, would, could anticipates, estimates, projects or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see Item 3. Key Information-D. Risk Factors in Takeda’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this press release should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.